
05066448

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


RECEIVED
OCT 0 5 2005
WASH. D.C.
192
SECTION

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934


PROCESSED
OCT 07 2005
THOMSON
FINANCIAL

For the Transition period from ____ to _____
Commission File Number__________

MIDAS RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
(For Title of the Plan)

MIDAS, INC.
1300 Arlington Heights Road
Itasca, Illinois 60143

(Name of issuer of the securities held pursuant to the
Plan and address of its principal executive offices)

McGladrey & Pullen
Certified Public Accountants

Midas Retirement Savings Plan for Salaried Employees

Financial Report
12.31.2003

Contents

McGladrey & Pullen
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of
Midas Retirement Savings Plan for Salaried Employees
Itasca, Illinois

We have audited the accompanying statements of net assets available for benefits – modified cash basis of Midas Retirement Savings Plan for Salaried Employees as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits – modified cash basis for the years then ended. These financial statements are the responsibility of Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2003 and 2002, of Midas Retirement Savings Plan for Salaried Employees and the changes in net assets available for benefits for the years then ended, on the basis of accounting described in Note 2.

McGladrey & Pullen, LLP

Schaumburg, Illinois
September 15, 2005

Midas Retirement Savings Plan
for Salaried Employees

Statements of Net Assets Available for Benefits - Modified Cash Basis
December 31, 2003 and 2002

Assets		**2003**		2002
Investments, at fair value:				
Plan interest in Midas Defined Contribution Master Trust	**$**	**43,455,288**	$	37,051,933
Participant notes receivable		**212,059**		334,273
Total assets		**43,667,347**		37,386,206
Liabilities		**-**		-
Net Assets Available for Benefits	**$**	**43,667,347**	$	37,386,206

See Notes to Financial Statements.

Midas Retirement Savings Plan
for Salaried Employees

Statements of Changes in Net Assets Available for Benefits - Modified Cash Basis
Years Ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:		
Plan interest in Midas Defined Contribution Master trust:		
Investment income (loss)	$ 7,537,863	$ (6,209,740)
Interest on participant notes receivable	20,413	29,293
	7,558,276	(6,180,447)
Contributions:		
Company	819,685	694,555
Participant	1,195,495	1,308,655
Rollovers	31,880	64,431
	2,047,060	2,067,641
Total additions	9,605,336	(4,112,806)
Deductions from net assets attributed to:		
Benefits paid directly to participants	3,324,195	9,052,968
Transfers out	-	52,697
Total deductions	3,324,195	9,105,665
Net increase (decrease)	6,281,141	(13,218,471)
Net assets available for benefits:		
Beginning of year	37,386,206	50,604,677
End of year	$ 43,667,347	$ 37,386,206

See Notes to Financial Statements.

Note 1. Plan Description

The following description of the Midas Retirement Savings Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering salaried, sales, or clerical employees of Midas International Corporation (the Company). Employees may elect to defer a portion of their wages into the plan immediately upon hire and are eligible to participate in the matching portion of the Plan upon completion of 1 year of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participant accounts: Each participant's account is credited with the participant's contribution and Company matching contribution and allocations of the Company's discretionary contribution, if any, and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions: Eligible participants can elect to make contributions to the Plan by means of a salary deferral agreement of from 1 to 15 percent of pretax annual compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 100 percent of the first 6 percent of eligible compensation that a participant contributes to the Plan. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors. Contributions are subject to certain limitations.

Vesting: Participants are immediately vested in all portions of their accounts.

Payment of benefits: On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period of time up to a maximum of 15 years, in the form of an immediate or deferred annuity.

Investment options: Upon enrollment in the Plan, participants are allowed to invest in a variety of investment choices as more fully described in the Plan's literature. Participants may change their investment options at any time.

Participant notes receivable: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant notes receivable fund. Loan terms range from 1-5 years. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate of interest in effect on Monday of the week the loan is requested. The interest rate on current loans outstanding ranges from 4.25 percent to 9.5 percent. Principal and interest are paid ratably through weekly payroll deductions.

Fund transfers: During 2002, certain assets related to participant transfers between the Plan and another plan sponsored by the Company have been transferred into/out of the Plan due to participant job transfers.

Reclassifications: Certain items in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

Note 2. Significant Accounting Policies

Basis of accounting: The Plan's policy is to prepare its financial statements on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Under the modified cash basis, contribution revenues are recorded when received rather than when earned.

Investment valuation and income recognition: The Plan's investments are stated at fair value. The equity interest in Midas Defined Contribution Master Trust (Trust) is valued at the Plan's share of the fair value of the net assets held by the Trust. The fair value of the Plan's interest in the Trust is based on the beginning of the year value of the Plan's interest in the Trust plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. The Trust's investments in shares of registered investment companies and common stock are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant notes receivable are valued at cost which approximates fair value.

Accounting estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of benefits: Benefits are recorded when paid.

Note 3. Investment in Master Trust

The Plan invests its assets with other defined contribution plans sponsored by the Company in the Trust. The assets of the Trust are held by the trustee. At December 31, 2003 and 2002, the Plan's interest in the net assets of the Trust were approximately 95 percent. Investment income (loss) and certain administrative expenses relating to the Master Trust are allocated to the individual plans based upon the balances invested by each plan.

The Plan's interest in the net assets of the Trust is included in the accompanying statements of net assets available for benefits. A summary of the net assets of the Trust as of December 31, 2003 and 2002, is as follows:

	2003	2002
Shares of registered investment companies	$ 42,971,838	$ 37,315,249
Common stock - Midas, Inc.	2,880,915	1,733,784
	$ 45,852,753	$ 39,049,033

Note 3. Investment in Master Trust (Continued)

Investment income (loss) for the Trust is as follows for the years ended December 31, 2003 and 2002:

	2003	2002
Net appreciation (depreciation) in fair value of investments:		
Shares of registered investment companies	$ 5,718,581	$ (5,425,200)
Common stock	1,708,982	(1,080,941)
Interest and dividends	624,723	33,960
Total Trust investment income (loss)	$ 8,052,286	$ (6,472,181)

Note 4. Related Party Transactions

The Plan invests in a proportionate share of the Trust, whose investments are shares of registered investment companies managed by the Northern Trust Company. The Northern Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

During 2003 and 2002, the Master Trust received $49,549 and $58,133, respectively, in matching contributions from the Company in the form of common stock of Midas, Inc.

No dividends were paid on the Midas, Inc. stock in 2003 or 2002.

Certain employees of the Company provide administrative services for the Plan and are not reimbursed for their services from the Plan. Certain other administrative expenses are paid by the Company on behalf of the Plan.

Note 5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 6. Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated February 26, 2004, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code (IRC). The Plan has been amended since receipt of the IRS determination letter. The Plan administrator believes that the Plan is designed and is currently operating in compliance with applicable requirements of the IRC.

Note 7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

McGladrey & Pullen
Certified Public Accountants

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference of our report, dated September 15, 2005, on the Financial Statements of Midas Retirement Savings Plan for Salaried Employees, which is included in this Annual Report on form 11-K for the year ended December 31, 2003, into Midas' Registration Statement on Form S-8 (333-42196) for the Plan.

McGladrey & Pullen, LLP

Schaumburg, Illinois
October 4, 2005